                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.     )(1)

                        PUGET SOUND POWER & LIGHT COMPANY
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, STATED VALUE $10 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    74533210
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               Robert J. Tomlinson
              Senior Vice President, General Counsel and Secretary
                            Washington Energy Company
                                815 Mercer Street
                            Seattle, Washington 98109
                                 (206) 622-6767
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 with copies to:

                                Marion V. Larson
                     Riddell, Williams, Bullitt & Walkinshaw
                               1001 Fourth Avenue
                           Plaza Building, Suite 4400
                            Seattle, Washington 98154
                                 (206) 389-1798

                                       and

                                David B. Chapnick
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                          New York, New York 10017-3954
                                 (212) 455-2000


                                October 18, 1995
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

       --------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)

                                  SCHEDULE 13D

--------------------------------             -----------------------------------
  CUSIP No. 74533210                          Page    2      of    10     Pages
--------------------------------             -----------------------------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Washington Energy Company
               IRS Identification No. 91-1005304

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   / /
                                                                  (b)   / /
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                 WC, OO (See Item 3)
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d) or 2(e)
                                                                        / /
                 N/A

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Washington
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             12,664,531+
                      ---------------------------------------------------------
 NUMBER OF SHARES        8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH                  0
 REPORTING PERSON     ---------------------------------------------------------
       WITH              9   SOLE DISPOSITIVE POWER

                             12,664,531+
                      ---------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 12,664,531+
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          / /
                 N/A
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 16.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

+ Beneficial ownership disclaimed with respect to 12,664,531 shares. See Item 5 below.

                 ITEM 1.  SECURITY AND ISSUER.

                 This Statement on Schedule 13D relates to the Common Stock, stated value $10 per share ("Company Common Stock"), of Puget Sound Power & Light Company, a Washington corporation (the "Company" or "Puget"). The principal executive offices of the Company are located at 411 108th Avenue N.E., Bellevue, Washington 98004-5515.

                 ITEM 2.  IDENTITY AND BACKGROUND.

                 (a)-(c), (f) This Statement is being filed by Washington Energy Company, a Washington corporation ("WECO"). WECO is a holding company whose principal subsidiary is Washington Natural Gas Company, a Washington corporation ("WNG"). WNG is the largest retail gas distribution utility in the Pacific Northwest serving approximately 468,000 customers in five counties in western Washington state, including the Greater Seattle area. WECO also has certain non-utility subsidiaries. The address of WECO's principal business and executive offices is 815 Mercer Street, Seattle, Washington 98109.

                 Pursuant to General Instruction C of Schedule 13D, the name, business address, present principal occupation or employment and the name and principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of WECO are set forth on Schedule I hereto and are incorporated herein by reference. Each of such persons is a citizen of the United States.

                 (d), (e) During the last five years, neither WECO nor, to the best knowledge of WECO, any of its executive officers or directors named in
Schedule I hereto has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                 ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Concurrently with entering into the Merger Agreement (as defined in Item 4 below), WECO was granted the Option (as defined in Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event that the Option becomes exercisable and WECO wishes to purchase for cash the Company Common Stock subject thereto, WECO will fund the exercise price from working capital or through other sources, which could include borrowings.

                 ITEM 4.  PURPOSE OF TRANSACTION.

                 WECO, WNG and the Company have entered into an Agreement and Plan of Merger, dated as of October 18, 1995 (the "Merger Agreement"), which provides for a strategic business combination involving WECO, WNG and the Company in a "merger-of-equals" transaction (the "Merger"). The Merger, which was unanimously approved by the Boards of Directors of WECO, WNG and the Company, is expected to close shortly after all of the conditions to the consummation of the Merger, including obtaining applicable regulatory approvals, are met or waived. The regulatory approval process is expected to be completed within 12 months.

                 The Merger Agreement is incorporated herein by reference to
Exhibit 2.1 to WECO and WNG's Current Report on Form 8- K dated October 18, 1995 (the "WECO Form 8-K"), as filed with the Securities and Exchange Commission (the "Commission") on October 23, 1995. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

                 At the time of effectiveness of the Merger (the "Effective Time"), each of WECO and WNG will be merged with and into the Company, with the Company being the surviving corporation (after the Effective Time, referred to herein as the "Surviving Corporation"). As a result of the Merger, each outstanding share of Common Stock, par value $5 per share, of WECO ("WECO Common Stock") will be converted into the right to receive .860 shares of Common Stock, stated value $10 per share, of the Surviving Corporation ("New Common Stock"), which will include the associated purchase rights under the Rights Agreement, dated as of January 15, 1991, between the Company and The Bank of New York (as successor to The Chase Manhattan Bank, N.A.), as amended. Each outstanding share of a series of Preferred Stock, par value $25 per share, of WNG ("WNG Preferred Stock") will be converted into the right to receive one share of a series of Preferred Stock, par value $25 per share, of the Surviving Corporation ("New Preferred Stock") having substantially the same rights and preferences as the WNG Preferred Stock which is so converted. Pursuant to the Merger Agreement, if, at the shareholders meetings called in connection with the Merger, the required approval of the holders of the WECO Common Stock and of the holders of the Company Common Stock is obtained, but the approval of the holders of the WNG Preferred Stock is not obtained, then at the Effective Time, only WECO will be merged with and into the Company (the "Alternate Merger"; as used herein, the term "Merger" shall refer to the merger of WECO and WNG with and into the Company as set forth above or the Alternate Merger, as applicable). If the Alternate Merger is effected, WNG will become a subsidiary of the Surviving Corporation after the Merger and the WNG Preferred Stock will remain outstanding and will not be converted as described above. Prior to the Effective Time, WECO and the Company will jointly select a new name for the Surviving Corporation.

                 It is expected that the Surviving Corporation will follow the dividend policy currently followed by the Company. The Company currently pays a dividend of $1.84 annually per share of Company Common Stock and WECO currently pays a dividend of $1.00 annually per share of WECO Common Stock.

                 The Merger Agreement contains certain covenants of the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends on their common stock, and, subject to limited exceptions, may not issue any capital stock. The Merger Agreement also requires consent from both WECO and the Company for either to make, among other things, certain charter and bylaw amendments; capital expenditures, acquisitions, dispositions, or incurrence of indebtedness above specified levels; certain increases in employee compensation and benefits; and certain affiliate transactions. (See
Article VI of the Merger Agreement.)

                 The Merger is subject to the receipt of the approval of the holders of two-thirds of the outstanding shares of WECO Common Stock and Company Common Stock and two-thirds of the outstanding shares of both series of WNG Preferred Stock (each voting separately as a class). The Merger is also subject to customary closing conditions, including, without limitation, the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including the approval of the Washington Utilities and Transportation Commission, and the filing of the requisite notification with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting periods thereunder. The Merger is also subject to receipt of assurances from the Internal Revenue Service or opinions of counsel that the Merger will qualify as a tax-free reorganization, and assurances from the parties' independent accountants that the Merger will qualify as a pooling of interests for accounting purposes. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed with the Securities and Exchange Commission with respect to the New Common Stock and New Preferred Stock issuable in the Merger and the approval for listing of such shares on the New York Stock Exchange. (See Article VIII of the Merger Agreement.) Shareholder meetings to vote upon the Merger are expected to be held in early 1996.

                 After the Effective Time, the corporate headquarters and principal executive offices of the Surviving Corporation will be located in Bellevue, Washington. The Merger Agreement provides that the Surviving Corporation's Board of Directors, which will be divided into three classes, will consist of up to 15 directors, two-thirds of whom will be designated by the Company and one-third of whom will be designated by WECO. Mr. Richard R. Sonstelie, the current President and Chief Executive Officer of the Company, will serve as Chairman of the Board and Chief Executive Officer of the Surviving Corporation after the Merger, and Mr. William P. Vititoe, the current Chairman of the Board, Chief Executive Officer and President of WECO and WNG, will serve as President and Chief Operating Officer of the Surviving Corporation after the Merger. Mr. William S. Weaver, the current Executive Vice President and Chief Financial Officer of the Company, will serve as Vice Chairman of the Surviving Corporation after the Merger, and Mr. James P. Torgerson, the current Executive Vice President, Chief Administrative Officer and Chief Financial Officer of WECO and WNG, will serve as Chief Financial Officer of the Surviving Corporation after the Merger.

                 The Merger Agreement may be terminated under certain circumstances, including (1) by mutual consent of the parties; (2) by any party if the Merger is not consummated by December 31, 1996 (provided, however, that such termination date shall be extended to March 31, 1997 if all conditions to closing the Merger, other than the receipt of certain consents and/or statutory approvals by any of the parties, have been satisfied by December 31, 1996); (3) by any party if WECO's common shareholders vote against the Merger or the Company's common shareholders vote against the Merger or certain other matters related thereto or if any state or federal law or court order prohibits the Merger; (4) by a non-breaching party if there exist breaches of any representations or warranties contained in the Merger Agreement as of the date thereof, which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which are not cured within twenty (20) days after notice; (5) by a non-breaching party if there occur material breaches of any covenant or agreement which are not cured within twenty
(20) days after notice; (6) by either party if the Board of Directors of the other party shall withdraw or adversely modify its recommendation of the Merger or shall approve any competing transaction; or (7) by either party, under certain circumstances, as a result of a third-party tender offer or business combination proposal which such party, pursuant to its directors' fiduciary duties, is, in the opinion of such party's counsel and after the other party has first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept.

                 The Merger Agreement provides that if a breach described in clause (4) or (5) of the previous paragraph occurs, then, if such breach is not wilful, the non-breaching party will be entitled to reimbursement of its out-of-pocket expenses, not to exceed $7 million. In the event of a wilful breach, the non-breaching party will be entitled to its out-of-pocket expenses (which shall not be limited to $7 million) and any remedies it may have at law or in equity, provided that if, at the time of the breaching party's wilful breach, there shall have been a third party tender offer or business combination proposal which shall not have been rejected by the breaching party and withdrawn by the third party, and within two and one-half years of any termination by the non- breaching party, the breaching party accepts an offer to consummate or consummates a business combination with such third party, then such breaching party, upon the signing of a definitive agreement relating to such a business combination, or, if no such agreement is signed then at the closing of such business combination, will pay to the non-breaching party an additional fee equal to $15 million. The Merger Agreement also requires reimbursement of out-of-pocket expenses (which shall not be limited to $7 million) by one party (the "Payor") to the other in certain circumstances, if (i) the Merger Agreement is terminated (x) as a result of the acceptance by the Payor of a third-party tender offer or business combination proposal or if the Board of Directors of the Payor shall withdraw or adversely modify its recommendation of the Merger or shall approve any competing transaction, (y) following a failure of the Payor to obtain the requisite shareholder approval to the Merger or (z) as a result of the Payor's material failure to convene a shareholders meeting, distribute proxy materials and, subject to its board of directors' fiduciary duties, recommend the Merger to its shareholders and (ii) at the time of such termination or prior to the meeting of such party's shareholders there shall have been a third-party tender offer or business combination proposal. In addition, the Merger Agreement requires the Payor to pay a termination fee of $15 million if within two and one-half years of any such termination described in the preceding sentence, the Payor accepts an offer to consummate or consummates a business combination with such third party. Such termination fee shall be paid upon the signing of a definitive agreement between Payor and the third party, or, if no such agreement is signed, then at the closing of such third-party business combination. The termination fees payable by WECO or the Company under these provisions and the aggregate amount which could by payable by WECO or the Company upon a required purchase of the options granted pursuant to the Stock Option Agreements (defined below) may not exceed $20 million in the aggregate (including reimbursement for fees and expenses payable pursuant to these provisions). (See Article IX of the Merger Agreement.)

                 Concurrently with entering into the Merger Agreement, WECO and the Company entered into reciprocal stock option agreements whereby each granted the other, for no additional consideration, an irrevocable option to purchase under certain circumstances up to that number of shares of common stock of the other company which equals 19.9% of the number of shares of common stock of the other company outstanding on October 18, 1995 (collectively, the "Stock Option Agreements"). Specifically, under the Puget Sound Power & Light Company Stock Option Agreement (the "Puget Stock Option Agreement"), Puget granted WECO an irrevocable option to purchase (the "Option") up to 12,664,531 shares (subject to adjustment for changes in capitalization) of Company Common Stock at an exercise price of $23.25 per share under certain circumstances if the Merger Agreement becomes terminable by WECO as a result of Puget's breach or as a result of Puget becoming the subject of a third-party proposal for a business combination. The exercise price is payable, at WECO's election, in cash or shares of WECO Common Stock. If the Option becomes exercisable, WECO may request the Company to repurchase from WECO all or any portion of the Option (or if the Option is exercised, to repurchase from WECO all or any portion of the acquired shares of Company Common Stock) at the price specified in the Puget Stock Option Agreement.

                 Each party to the Stock Option Agreements has agreed to vote, prior to October 18, 2000, any shares of the capital stock of the other party acquired pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as the vote of all other shareholders of such other party are voted for and against such matter.

                 The Stock Option Agreements provide that, prior to October 18, 2000, neither party may sell, assign, pledge or otherwise dispose of or transfer the shares its acquires pursuant to the Stock Option Agreements (collectively, the "Restricted Shares") except as specifically provided for in the Stock Option Agreements. In addition to the repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, the parties have the right to have such shares of the other party registered under the Securities Act of 1933 for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, either party may sell any Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

                 The Stock Option Agreements are incorporated herein by reference to Exhibits 2.2 and 2.3 to the WECO Form 8-K. The description of the Stock Option Agreements set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Stock Option Agreements.

                 Pursuant to a Letter Agreement dated August 1, 1995 between WECO and the Company (the "Confidentiality Agreement"), for a period commencing on August 1, 1995 and ending August 1, 1997 the parties have agreed (other than as contemplated in the Merger Agreement or the Stock Option Agreements), among other things, not to (i) acquire, offer to acquire or agree to acquire any voting securities or rights to acquire voting securities of the other party or any subsidiary thereof of any substantial portion of the others party's assets;
(ii) make or participate in a solicitation of proxies for the other party; (iii) form, join or participate in a "group" with respect to the vesting securities of the other party; (iv) seek or propose to influence or control the management or policies of the other party; or (v) advise, assist or encourage any third party with respect to any of the foregoing. Such restrictions will terminate if any third party (i) acquires or proposes to acquire more than 15% of the voting securities of either party; (ii) makes or publicly announces a solicitation of proxies for either party or (iii) publicly announces any other arrangement with respect to a business combination with either party. The Confidentiality Agreement is filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. The description of the Confidentiality Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Confidentiality Agreement.

                 Except as set forth in this Item 4, the Merger Agreement, the Stock Option Agreements and the Confidentiality Agreement, neither WECO nor, to the best of WECO's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a), (b) By reason of its execution of the Puget Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, WECO may be deemed to have sole voting and dispositive power with respect to the Company Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 12,664,531 shares of Company Common Stock, or approximately 16.6% of the Company Common Stock outstanding on October 18, 1995, assuming exercise of the Option. However, WECO expressly disclaims any beneficial ownership of the 12,664,531 shares of Company Common Stock which are obtainable by WECO upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof. Furthermore, even if events did occur which rendered the Option exercisable, WECO believes it would be a practical impossibility to obtain regulatory approvals necessary to acquire shares of Company Common Stock pursuant to the Option within 60 days. The number of shares of Company Common Stock, if any, owned by each of the directors and executive officer of WECO is set forth in Schedule I hereto opposite the name of such director or executive officer.

                 (c) Except as set forth above, neither WECO nor, to the best of WECO's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Company Common Stock during the past 60 days.

                 (d) So long as WECO has not purchased the Company Common Stock subject to the Option, neither WECO nor, to the best knowledge of WECO, any of the individuals named in Schedule I hereto, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Company Common Stock.

                 (e)  Not applicable.

                 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the Company Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreements and the Confidentiality Agreement, or as set forth herein, neither WECO nor, to the best of WECO's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 The following exhibits are incorporated by reference from the WECO Form 8-K:

                 2.1 Agreement and Plan of Merger, dated as of October 18, 1995, among WECO, WNG and the Company (filed as
                          Exhibit 2.1 to the WECO Form 8-K).

                 2.2 Puget Stock Option Agreement, dated as of October 18, 1995 (filed as Exhibit 2.2 to the WECO Form 8-K).

                 2.3 WECO Stock Option Agreement, dated as of October 18, 1995 (filed as Exhibit 2.3 to the WECO Form 8-K).

                 99.1 Joint Press Release of WECO and the Company, issued October 18, 1995 regarding the Merger (filed as
                          Exhibit 99.1 to the WECO Form 8-K).

                 The following exhibit is filed herewith:

                 2.4 Letter Agreement, dated August 1, 1995, between WECO and the Company.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        WASHINGTON ENERGY COMPANY

                      By: /s/  James P. Torgerson
                          -----------------------------
                          Name: James P. Torgerson
                          Title: Executive Vice President, Chief Administrative
                                 Officer and Chief Financial Officer

Dated:  October 27, 1995

                                   SCHEDULE I

            INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

                            WASHINGTON ENERGY COMPANY

            The following is a list of the directors and executive officers of Washington Energy Company ("WECO"), and the number of shares of Company Common Stock, if any, owned by each such director and executive officer, as of the date of this Schedule 13D. Each director and executive officer that owns shares of Company Common Stock has sole voting and dispositive power with respect to such shares. Unless otherwise indicated, the business address for each of the executive officers is 815 Mercer Street, Seattle, Washington 98109. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with WECO and Washington Natural Gas Company.

                                Present Principal Occupation                      Number of Shares of
 Name                             or Employment and Address                    Company Common Stock Owned
 ----                         --------------------------------                 --------------------------

 DIRECTORS
 Virginia Anderson            Director                                                    None
                              Seattle Center, City of Seattle
                              305 Harrison Street
                              Seattle, Washington 98109

 Robert F. Bailey             President                                                   None
                              Trans Republic Energy, L.P.
                              415 West Wall, #703
                              Midland, Texas 79702

 Donald J. Covey              Chairman of the Board                                       None
                              Covey Corporation
                              5002 47th Avenue N.E.
                              Seattle, Washington 98105

 John W. Creighton, Jr.       President and Chief Executive Officer                       None
                              Weyerhaeuser Company
                              33663 Weyerhaeuser Way South
                              Federal Way, Washington 98003

 Robert L. Dryden             Executive Vice President                                    None
                              Boeing Commercial Airplane Group
                              8th and Park Avenues
                              10-60 Building
                              Renton, Washington 98055

 Robert R. Golliver           President and Chief Operating Officer                       None
                              Washington Energy Company
                              815 Mercer Street
                              Seattle, Washington 98109


 Tomio Moriguchi                        Chairman of the Board and Chief Executive Officer                    None
                                        Uwajimaya, Inc.
                                        4601 6th Ave. S.
                                        Seattle, Washington 98108

 Sally G. Narodick                      Chairman and Chief Executive Officer                                 None
                                        Edmark Corporation
                                        6727 185th Ave N.E.
                                        Redmond, Washington 98052

 William P. Vititoe                     Chairman of the Board and Chief Executive Officer                     100
                                        Washington Energy Company and Washington Natural Gas Company
                                        815 Mercer Street
                                        Seattle, Washington 98109

 EXECUTIVE OFFICERS

 Donald H. Gessell                      President                                                             100

                                        Washington Energy Services Company
                                        815 Mercer Street
                                        Seattle, Washington  98109

 James W. Gustafson                     Senior Vice President-Operations                                    None
                                        Washington Natural Gas Company
                                        815 Mercer Street
                                        Seattle, Washington 98109

 Allyn P. Hebner                        Vice President and Chief Accounting Officer                         None

 Timothy J. Hogan                       Executive Vice President, Chief                                     None
                                        Operating Officer

 Robert J. Tomlinson                    Senior Vice President-Legal and Administration                      None

 James P. Torgerson                     Executive Vice President, Chief Administrative Officer and Chief    None
                                        Financial Officer

 William P. Vititoe                     Chairman of the Board, Chief Executive Officer and President        (See above)

 William J. Wortley                     Senior Vice President - Public Affairs                              None
                                        Washington Natural Gas Company
                                        815 Mercer Street
                                        Seattle, Washington  98109

                            WASHINGTON ENERGY COMPANY
                                  SCHEDULE 13D
                                  EXHIBIT INDEX

Exhibit No.                              Description                                Page
-----------                              -----------                                ----
    2.1                Agreement and Plan of Merger, dated as of
                       October 18, 1995, among Washington Energy
                       Company ("WECO"), Washington Natural Gas
                       Company ("WNG") and Puget Sound Power & Light
                       Company ("Puget") (Incorporated by reference to
                       Exhibit 2.1 to the Current Report on Form 8-K
                       of WECO and WNG dated October 18, 1995, which
                       was filed with the Securities and Exchange
                       Commission on October 23, 1995 (the "WECO Form
                       8-K")).

    2.2                Puget Stock Option Agreement, dated as of
                       October 18, 1995, between Puget and WECO
                       (Incorporated by reference to Exhibit 2.2 to the WECO Form 8-K).

    2.3                WECO Stock Option Agreement, dated as of
                       October 18, 1995, between WECO and Puget
                       (Incorporated by reference to Exhibit 2.3 to the WECO Form 8-K).

    2.4                Letter Agreement, dated August 1, 1995, between
                       Puget and WECO (Filed herewith).

    99.1               Joint Press Release of WECO and Puget,
                       issued October 18, 1995 (Incorporated by reference to Exhibit 99.1 to the WECO Form 8-K).